Exhibit 99.6 to Report on Form 6-K

Exhibit 15.1

January 23, 2007

Embraer – Empresa Brasileira de Aeronáutica S.A.

Avenida Brigadeiro Faria Lima, 2.170

São Jose dos Campos, SP, Brazil

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Embraer – Empresa Brasileira de Aeronaútica S.A. and subsidiaries for the six-month periods ended June 30, 2006 and 2005, and have issued our report dated October 11, 2006, and for the nine-month periods ended September 30, 2006 and 2005, and have issued our report dated January, 19 2006. As indicated in such reports, because we did not perform an audit, we expressed no opinion on that information.

We are aware that our reports referred to above, which were included in your Reports on Form 6-K for the six-months ended June 30, 2006 and the nine-months ended September 30, 2006, are being used and incorporated by reference in the registration statement on Form F-3 (File Number 333-139521, the “Registration Statement”).

We also are aware that the aforementioned reports, pursuant to Rule 436(c) under the Securities Act of 1933, are not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/S/ DELOITTE TOUCHE TOHMATSU
Deloitte Touche Tohmatsu